SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of August 2010

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Half Yearly Report

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

Friday 6 August 2010

2010 Half Yearly Report

1.     HIGHLIGHTS

	Ongoing segments (1)				Group
$ million, unless stated otherwise	H1 2010	H1 2009	Change	H1 2010	H1 2009
Continuing operations
Sales	2,427.5	1,967.1	23.4%	2,427.5	2,002.3
Adjusted operating profit(2)	295.5	89.8	229.1%	295.0	82.3
Adjusted operating margin (2)	12.2%	4.6%		12.2%	4.1%
Operating profit/(loss)	276.2	(71.3)		279.5	(92.5)
Profit/(loss) before tax				261.1	(114.9)

Earnings/(loss) per share
- Diluted				19.13c	(14.07)c
- Adjusted diluted(2)				21.22c	2.99 c
Interim dividend per share(3)				Nil	3.50 c

Total operations
Trading cash flow(2)				67.1	14.6
Net debt(2)				263.7	515.9

(1)    Ongoing segments excludes the Doors & Windows segment which was exited in 2009.
(2)    Key performance measures are explained on page 12.
(3)    As a result of the recent Offer by a consortium of Onex Corporation and CPPIB which has been recommended by the Independent Directors, at the present time there will be no interim dividend for 2010.

        Sales of ongoing segments increased by 23% and their adjusted operating profit increased by 229%.
        Adjusted operating profit margin of ongoing segments was 12.2% (H1 2009: 4.6%).
        Trading cashflow was $67.1 million.
        Net debt was $263.7 million (H1 2009: $515.9 million; FY 2009: $207.5 million).
        Acquired Koch Filter Corporation and TransHose Corporation in the first half of 2010.
        On 27 July 2010, the Independent Directors announced the recommended cash offer for Tomkins plc by Onex and Canada Pension Plan Investment Board ('CPPIB') at 325 pence per share ('the Offer').

David Newlands, Chairman, commented:

"The Group delivered a good set of results for the first half, benefitting from the continued improvement in conditions in most of our end markets. These results also reflect the positive impact from the actions management have taken over the last few years to reduce our cost base and restructure the business. Notwithstanding the strong performance in the first half of 2010, we believe that global economic uncertainty coupled with recent downward trends in some macro indicators is likely to impact negatively our end markets in the second half of 2010 compared to the first half.
The cash Offer by Onex and CPPIB, announced last week, received careful consideration from the Independent Directors of Tomkins. The Independent Directors believe that the Offer is fair and reasonable and reflects both the value of the Group today and its future potential."

James Nicol, Chief Executive Officer, commented:

"Sales from ongoing segments were up 23% year-on-year due to stronger than expected volumes across all of our industrial and automotive end markets, as well as restocking particularly in the aftermarket. This was offset to some extent by further declines in US construction markets, which continue to weaken. Adjusted operating margins, which benefitted from the higher volumes combined with the substantially completed restructuring initiatives reached 12.2%, up from 8.0% in the second half of 2009."

2.     GROUP PRIORITIES

The Group continues to implement its four key priorities:
(i)    Driving top-line growth
Our growth strategy is focused on three key initiatives which we execute both organically and through bolt-on acquisitions: (i) leveraging the Gates brand and footprint by growing our service and distribution capabilities in the industrial and automotive aftermarket end markets; (ii) expanding our presence in higher-growth emerging markets; and (iii) developing energy efficient, 'green' products which reduce emissions.
Within the Fluid Power segment, we expanded the geographic coverage of our services capability through the acquisition of TransHose, a small hydraulic hose supplier and service provider to the Australian oil, gas and mining industries. We commenced operations within our new facility in Changzhou, China in early 2010, which is now operating up to the level of installed capacity. In addition, we have opened new service centres in the US, China and Turkey, enabling us to expand our service capabilities to our existing and new end customers in these regions.
Within our Power Transmission division, we completed the construction of our new facility in Izmir, Turkey. We are now in the process of transferring production from our plant in Germany, which is scheduled for closure at the end of 2010.
Schrader Electronics, which is part of the Sensors & Valves segment, is continuing to work with European manufacturers to address the new tyre pressure monitoring system opportunities in Europe, which we expect will start to benefit Schrader from the middle of 2011. The European legislation mandating tyre pressure monitoring systems to be fitted to certain vehicles sold in the European market from 2014 was passed last year. The decision by authorities in China to introduce similar legislation is expected to be made by the end of the year. Schrader has already achieved $60 million of booked business for the European markets through carryover contracts from relationships established in the US.
Within our Building Products group, our businesses continue to expand their involvement in energy efficiency projects. During the first half of 2010, Ruskin supplied a further 200 stores with Energy Recovery Ventilators, worth a total of approximately $2.8 million. Ruskin is also working on its third test store with a major retailer in Canada with over 200 stores, with a view to supplying all 200 stores commencing in 2011. Contracts worth around $10 million have been won this year in the nuclear power industry and are due to start in 2011 and 2012. Tunnel dampers for the Brisbane tunnel project, which was won early in the year, are due to start shipping from the second half of 2010, and should contribute around $4 million of sales in 2010. In the UAE, Ruskin Titus Gulf completed the contract to supply dampers to the Green line, the second metro line in Dubai.
In February 2010, we acquired Koch Filter Corporation, a manufacturer of air filters for the non-residential filtration replacement market with annual sales of approximately $40 million for our Air Distribution segment. Koch Filter builds on our filtration capabilities and green product strategy and represents the first business within Building Products which sells predominantly replacement products.
(ii)   Managing the balance sheet
We manage the Group's balance sheet with two main objectives: (i) to maximise shareholder value whilst retaining flexibility to take advantage of opportunities that arise to grow the business; and (ii) to maintain an investment-grade credit rating.
During the first half of 2010, net debt increased by $56.2 million to $263.7 million, principally as a result of an increase in working capital of over $200 million which was mainly due to higher sales volumes. Working capital management is a key focus for the Group and, for 2010 as a whole, we expect a small improvement in working capital ratios. Trading cash flow of $67.1million was after a cash outflow on restructurings of $29.2 million and net capital expenditure of $33.3 million.
Our strong balance sheet and available cash provides us with the flexibility to make bolt-on acquisitions to enhance growth and provide returns to shareholders. We continue to develop acquisition opportunities within our areas of strategic focus, and to invest organically in research and development, new facilities and service centres.
(iii)  Managing the cost base
During the first half of 2010, we incurred a further $29.2 million of cash costs and $8.5 million of restructuring costs principally relating to three plants that are to be closed later this year under Project Cheetah, our existing restructuring initiative. Two of these plants operate in the Power Transmission segment, and one in Fluid Power. For 2010 as a whole, we expect to incur $12 million of restructuring costs and cash outflows on restructurings of $65 million to complete our restructuring projects.
Rigorous expense management throughout the Group remains a high priority.
(iv)  Reshaping the portfolio
During the first half of 2010, we completed two acquisitions: Koch Filter and TransHose, as described above. We continue to look for opportunities, both organic and acquisitions, to expand our Gates and Air Distribution businesses in new regions and through new products.

3.     OPERATING AND FINANCIAL REVIEW

3.1   OPERATING REVIEW

Continuing operations

			H1 2010			H1 2009
$ million, unless stated otherwise	Ongoing segments	Exited segment (1)	Total	Ongoing segments	Exited segment (1)	Total
Sales
Industrial & Automotive	1,940.0	-	1,940.0	1,447.5	-	1,447.5
Building Products	487.5	-	487.5	519.6	35.2	554.8
Total	2,427.5	-	2,427.5	1,967.1	35.2	2,002.3

Adjusted operating profit/(loss)
Industrial & Automotive	280.8	-	280.8	75.5	-	75.5
Building Products	35.5	(0.5)	35.0	30.1	(7.5)	22.6
Corporate	(20.8)	-	(20.8)	(15.8)	-	(15.8)
Total	295.5	(0.5)	295.0	89.8	(7.5)	82.3

Adjusted operating margin
Industrial & Automotive	14.5%	-	14.5%	5.2%	-	5.2%
Building Products	7.3%	-	7.2%	5.8%	(21.3)%	4.1%
Total	12.2%	-	12.2%	4.6%	(21.3)%	4.1%
(1) Doors & Windows segment which was exited in 2009.

Sales from continuing operations were $2,427.5 million in H1 2010 (H1 2009: $2,002.3 million), an increase of 21.2%. Most of the Group's end markets improved which drove a corresponding increase in sales volumes across the Group through higher demand and restocking.
Adjusted operating profit was $295.0 million in H1 2010 (H1 2009: $82.3
m
illion), this increase was largely due to the effect of increased sales volumes and the benefits of restructuring initiatives. A reconciliation of operating profit to adjusted operating profit and an analysis identifying the underlying change in sales and adjusted operating profit are presented for each segment in Section 7.
The Group's adjusted operating margin was 12.2% in H1 2010 compared with 4.1% in H1 2009 and 7.7% in H2 2009.

Ongoing Segments

Overview
				Change %
$ million, unless stated otherwise	H1 2010	H2 2009	H1 2009	H1 2010 vs H1 2009	H1 2010 vs H2 2009
Sales
Power Transmission	1,067.5	962.3	801.1	33.3%	10.9%
Fluid Power	381.1	306.8	281.9	35.2%	24.2%
Sensors & Valves	201.8	178.6	135.0	49.5%	13.0%
Other I&A	289.6	233.9	229.5	26.2%	23.8%
Industrial & Automotive	1,940.0	1,681.6	1,447.5	34.0%	15.4%
Air Distribution	419.9	428.0	446.2	(5.9)%	(1.9)%
Bathware	67.6	66.9	73.4	(7.9)%	1.0%
Building Products	487.5	494.9	519.6	(6.2)%	(1.5)%
Total	2,427.5	2,176.5	1,967.1	23.4%	11.5%

Adjusted operating margin
Power Transmission	17.6%	13.6%	10.2%
Fluid Power	9.8%	(1.1)%	(3.0)%
Sensors & Valves	10.5%	3.2%	(4.1)%
Other I&A	11.7%	7.4%	3.5%
Industrial & Automotive	14.5%	9.0%	5.2%
Air Distribution	9.2%	9.8%	8.0%
Bathware	(4.9)%	(4.6)%	(7.6)%
Building Products	7.3%	7.9%	5.8%
Total	12.2%	8.0%	4.6%
Sales from ongoing segments in H1 2010 were $2,427.5 million (H1 2009: $1,967.1 million), an increase of 23.4% compared to the first half of 2009 and 11.5% compared to the second half of 2009. Industrial and Automotive's ('I&A') sales were 34.0% higher than the first half of 2009 mainly due to improvements in the automotive Original Equipment ('OE') and industrial OE and replacement markets. The automotive aftermarket performed well, and grew by 13.1%. Sales in the Building Products business group were down 6.2% compared to the prior year as relative stability in sales to the residential markets was more than offset by declining sales to the non-residential markets, which comprised 70.8% of Building Products' sales in the first half of 2010. Section 5 contains a breakdown of sales for ongoing segments by end market.
Adjusted operating profit from ongoing segments for H1 2010 was $295.5 million (H1 2009: $89.8 million).

Industrial & Automotive

$ million, unless stated otherwise	H1 2010	H1 2009	Change	Underlying change
Sales
Power Transmission	1,067.5	801.1	33.3%	27.9%
Fluid Power	381.1	281.9	35.2%	27.3%
Sensors & Valves	201.8	135.0	49.5%	47.6%
Other Industrial & Automotive	289.6	229.5	26.2%	23.7%
	1,940.0	1,447.5	34.0%	28.9%

Adjusted operating profit	280.8	75.5
Adjusted operating margin	14.5%	5.2%
Operating profit/(loss)	267.5	(65.9)

Market background

In the first half of 2010, the industrial markets accounted for 39.4% of I&A's sales, with 18.9
%
to the industrial OE market and 20.5% to the industrial replacement market.
US industrial production, as measured by the US Federal Reserve Industrial Production index, continued to improve throughout the first half of 2010 and was on average
5
% higher in H1 2010 compared with H1 2009. The industrial OE and replacement markets improved on higher industrial demand and restocking. The European market followed a similar trend, with industrial production steadily increasing through the first half of 2010. Asia continued to perform strongly, although there were signs of some softening in the Chinese and Japanese markets, with machinery orders softening towards the end of the period. Sales to the industrial markets in North America, Europe and Asia respectively accounted for 24.1%, 6.2% and 5.0% of I&A's industrial sales in the first half of 2010.
The automotive aftermarket, which comprised 26.8% of I&A's sales in the first half increased in all of the regions in which we operate, assisted by improved consumer confidence levels and restocking activities.
In the automotive OE market, which accounted for 30.9% of I&A's sales, volumes in the first half of 2010 were higher as a result of an improvement in the global automotive markets and weak comparable figures in 2009. Automotive production was up 38% globally in the first half of 2010 compared to the prior year, with volumes in North America up 71% and volumes in Europe up 20%, driven mainly by export demand and stimulus programs within Europe. Compared to the second half of 2009, volumes were also higher, with global volumes up 9%, North American volumes up 16
%
and European volumes up 7%.

Power Transmission

$ million, unless stated otherwise	H1 2010	H1 2009	Change	Underlying change
Sales	1,067.5	801.1	33.3%	27.9%
Adjusted operating profit	188.4	81.5
Adjusted operating margin	17.6%	10.2%
Operating profit/(loss)	183.0	(9.1)
Sales were $1,067.5

million (H1 2009: $801.1 million), an increase of 33.3% principally due to further strengthening of the automotive markets. Sales in the automotive OE market (40.8% of Power Transmission's sales), were up 52.4% compared to the prior year across all geographies principally due to unprecedentedly low volumes in the prior year as a result of extended plant shutdowns. Sales to the higher margin automotive aftermarket (34.0% of Power Transmission's sales) continued to perform well, increasing by 13.2% predominantly due to restocking by our customers and improved consumer confidence. Sales to the industrial OE and replacement markets continued to be strong, and in the first half were up 38.2% compared to the prior year because of improved demand and restocking.
Adjusted operating profit was $188.4 million (H1 2009: $81.5 million), an increase of 131.2% mainly due to higher volumes in the first half of the year and the benefit of the restructuring initiatives. Adjusted operating margins grew from 10.2% in the first half of 2009 to 17.6% in the first half of 2010.
The construction of the new oil pump and tensioner facility in Izmir, Turkey is now complete and production is currently being transferred from the existing plant in Germany, with approximately 50% of the tensioner manufacturing already transferred. Further expansion of an existing plant in Suzhou, China is also underway to address the increasing demand from Chinese markets.
Power Transmission's restructuring initiatives associated with projects 'Eagle' and 'Cheetah' are substantially complete, with two remaining plants due for closure in 2010: one in Germany and the other in Canada. These are scheduled to be closed during the second half of 2010.
New contract wins in the automotive OE market totalled $
45
million, with 54% of these relating to the Asian and European markets.

Fluid Power

$ million, unless stated otherwise	H1 2010	H1 2009	Change	Underlying change
Sales	381.1	281.9	35.2%	27.3%
Adjusted operating profit/(loss)	37.4	(8.5)
Adjusted operating margin	9.8%	(3.0)%
Operating profit/(loss)	31.3	(47.5)
Sales were $381.1 million (H1 2009: $281.9 million), an increase of 35.2%. Sales to the industrial OE market (30.2% of Fluid Power's sales) were up 44.3% in H1 2010, due to the continued recovery in industrial markets. Sales to the industrial replacement market (49.7% of Fluid Power's sales) were up 39.4% in H1 2010. Sales to the automotive aftermarket (19.9% of Fluid Power's sales) were up 15.0%. Overall, sales increased compared to H1 2009 due to increased volumes from the recovery in our end markets, combined with the impact of recent acquisitions of Hydrolink and TransHose.
In the first half of the year 62.9% of Fluid Power's sales were to North America, 14.1% to Europe and 23.0% to the rest of the world.
The adjusted operating profit was $
37.4
million (H1 2009: loss of $8.5 million), and improved due to the improvement in sales volumes and the benefits of the restructuring initiatives. In H1 2010, the adjusted operating margin was 9.8% (H1 2009: (3.0
)
%).
The TransHose business, which was acquired in April 2010, has now been fully integrated and is winning new service contracts in the Australian oil and gas market.
Fluid Power's new plant in Changzhou, China has been operational since early 2010, selling locally and also to the European market.

Sensors & Valves

$ million, unless stated otherwise	H1 2010	H1 2009	Change	Underlying change
Sales	201.8	135.0	49.5%	47.6%
Adjusted operating profit/(loss)	21.2	(5.6)
Adjusted operating margin	10.5%	(4.1)%
Operating profit/(loss)	21.0	(7.5)
Sensors & Valves includes the Schrader Electronics and Schrader International businesses.
Sales were $201.8 million (H1 2009: $135.0 million) an increase of 49.5% principally as a result of the higher volumes in the automotive OE market (which comprised 76.7% of Sensors & Valves' sales). In the first half of 2009, extended plant shutdowns, which were particularly extensive in the North American automotive OE market, significantly affected sales levels. Schrader International's industrial and automotive aftermarket business, which accounts for the remainder of Sensors & Valves' sales, grew as a result of improving conditions in those markets.
61.1% of Sensors & Valves' sales are to the North American market.
Adjusted operating profit was $21.2 million (H1 2009: loss of $5.6 million), an increase of $26.8 million principally due to higher sales volumes to the North American automotive OE market.
Schrader Electronics continues to focus on expanding its European business, which is expected to benefit from legislation passed last year that will require tyre pressure monitoring systems to be fitted on certain new vehicles from 2014 and new models introduced from 2012. Approximately $60 million of incremental business relating to the European market has already been won by Schrader through its existing contacts. China, Japan and Korea are continuing to work on introducing legislation, with China expected to announce a decision by the end of the year.

Other Industrial & Automotive

$ million, unless stated otherwise	H1 2010	H1 2009	Change	Underlying change
Sales	289.6	229.5	26.2%	23.7%
Adjusted operating profit	33.8	8.1
Adjusted operating margin	11.7%	3.5%
Operating profit/(loss)	32.2	(1.8)
Other I&A includes the Dexter, Ideal and Plews businesses.
Sales were $289.6 million (H1 2009: $229.5 million) an increase of 26.2%. The industrial and utility trailer markets (around 63.2% of Other I&A's sales) increased year-on-year as a result of improving industrial and automotive aftermarket demand and the exceptionally low demand levels experienced in the prior year. Sales into the automotive aftermarket (15.0% of Other I&A's sales) increased mainly because of an improvement in customer confidence and demand for Plews' products.
Adjusted operating profit was $33.8 million (H1 2009: $8.1 million), an increase of $25.7 million due to the improved sales volumes combined with the benefit of restructuring initiatives which were all completed in 2009. In H1 2010 the adjusted operating margin was
11.7
% (H1 2009: 3.5%).

Building Products

$ million, unless stated otherwise	H1 2010	H1 2009	Change	Underlying change
Sales
Air Distribution	419.9	446.2	(5.9)%	(9.9)%
Bathware	67.6	73.4	(7.9)%	(7.9)%
	487.5	519.6	(6.2)%	(9.6)%

Adjusted operating profit	35.5	30.1
Adjusted operating margin	7.3%	5.8%
Operating profit	33.9	23.5

Market background

Non-residential construction in North America accounts for 64.4% of Building Products' sales. In the US, non-residential construction declined on a square foot basis by 26% in H1 2010 compared with H1 2009, and by 15% on a value basis (as measured by Dodge). The US Architectural Billings Index, which is regarded as a leading indicator of future commercial construction activity, remained under 50, indicating continued contraction in construction activity for at least the next 9-12 months. Office vacancy rates continued to rise, implying continuing low demand for new office space.
Residential construction in North America accounts for 28.9% of Building Products' sales. The US residential construction market, as measured by housing starts, remained broadly flat for the majority of the first half, however declined in May and June following the removal of the government's tax credits. Overall, housing starts grew by 14% in H1 2010 compared with the prior year (according to the NAHB). Housing inventories, at 7.6 months for new homes and 8.9 months for existing homes still exceed the 10-year averages which are 6.0 months for new homes and 5.9 months for existing homes which implies limited further increase in construction activity for the foreseeable future. Existing home sales, which were assisted by the large number of foreclosures, were up 14% in the first half of 2010, and new home sales were down 3%.
The balance of Building Products' sales relate to regions outside of North America.

Air Distribution

$ million, unless stated otherwise	H1 2010	H1 2009	Change	Underlying change
Sales	419.9	446.2	(5.9)%	(9.9)%
Adjusted operating profit	38.8	35.7
Adjusted operating margin	9.2%	8.0%
Operating profit	34.0	31.0
Sales were $419.9 million (H1 2009: $446.2 million), a decline of 5.9%. Sales into the non-residential construction markets continued to decline year-on-year as a result of declining market conditions, however orders and backlogs remained stronger than expected through the first half of the year. As a result, sales in the non-residential businesses which accounted for 77.6% of Air Distribution's sales, only declined by 3.4% year-on-year. During the first half of 2010, Ruskin supplied a further 200 stores with Energy Recovery Ventilators, worth a total of approximately $2.8 million. Ruskin is also working on its third test store with a major retailer in Canada with over 200 stores, with a view to supplying all 200 stores commencing in 2011. Contracts worth around $10 million in the nuclear power industry have been won this year and are due to start in 2011 and 2012. Tunnel dampers for the Brisbane tunnel project, which was won early in the year, are due to start shipping from the second half of 2010, and should contribute around $4 million of sales in 2010. In the UAE, Ruskin Titus Gulf completed the contract to supply dampers to the Green line, the second metro line in Dubai.
Sales to the residential construction market (22.4% of Air Distribution's sales) declined in H1 2010 due to the continued weakness of the residential construction market.
Adjusted operating profit was $38.8 million (H1 2009: $35.7 million), an increase of 8.7% as the benefits of restructuring initiatives offset the impact of reduced sales volumes in both the residential and non-residential construction markets. In H1 2010, the adjusted operating margin grew from 8.0% to 9.2% on 5.9% lower sales volumes.
In February 2010, the Group acquired Koch Filter Corporation, a leading manufacturer of air filters for the non-residential filtration replacement market. This builds on the Group's filtration capabilities and green product strategy within the non-residential market. Koch Filter, which has now been fully integrated into the Group, contributed sales of $15.4 million in the first half of 2010 with an adjusted operating margin of 12.9
%.

Bathware

$ million, unless stated otherwise	H1 2010	H1 2009	Change	Underlying change
Sales	67.6	73.4	(7.9)%	(7.9)%
Adjusted operating loss	(3.3)	(5.6)
Adjusted operating margin	(4.9)%	(7.6)%
Operating loss	(0.1)	(7.5)
Sales were $67.6 million (H1 2009: $73.4 million), a decline of 7.9%. Bathware sells primarily to the US residential construction and remodelling market, which continued to be weak throughout the first half of the year and declined further towards the end of the period. Adjusted operating losses improved by 41.1% on 7.9% lower sales to reach $3.3 million (H1 2009: loss of $5.6 million) due to the continued benefit from the completed cost reduction and restructuring initiatives. The adjusted operating margin improved from (7.6)% to (4.9)%.
In January 2010, the operations of Lasco Bathware were renamed Aquatic Co.

Discontinued operations

In H1 2010, the Group recognised an additional loss of $4.1 million (net of tax) in relation to businesses sold in previous years (H1 2009: $nil).

3.2   FINANCIAL REVIEW

Net finance costs

Net interest payable was $11.8 million (H1 2009: $18.6 million) with the decline principally due to lower average net debt during the period.
Net finance costs in relation to post-employment benefits were $4.1 million, unchanged compared with the first half of 2009.
Other finance expense of $2.5 million (H1 2009: income of $0.3 million) principally represents changes in the fair value of translational hedging instruments.

Income tax expense

During the first half of 2010, the income tax expense attributable to continuing operations was $68.2 million (H1 2009: $3.2 million) on a profit before tax of $261.1 million (H1 2009: loss before tax of $114.9 million).
After adjusting for the items excluded from operating profit in arriving at adjusted operating profit and the tax attributable to those items, the income tax expense was $69.2 million (H1 2009: $27.7 million) on a profit before tax of $276.6 million (H1 2009: $59.9 million). On this basis the Group's effective tax rate is expected to be 25% for 2010 as whole
.

Earnings per share

Basic earnings per share from continuing operations were 19.78 cents (H1 2009: loss per share of 14.07 cents).
Adjusted diluted earnings per share were 21.22 cents (H1 2009: 2.99 cents).

Cash flow

Cash generated from operations was $100.4 million (H1 2009: $74.7 million). Working capital increased by $228.5 million in the first half of 2010 to stand at $875.2 million at the period end (H1 2009: $934.2 million). Although working capital increased, average working capital as a percentage of sales to the end of the first half of 2010 declined to 17.2% compared with 20.0% for 2009, reflecting the Group's working capital reduction initiatives.
Cash outflow on restructurings was $8.1 million (H1 2009: $34.6 million), net of proceeds on asset sales of $21.1 million (H1 2009: $0.9 million).
Gross capital expenditure in the first half of 2010 was $55.7 million (H1 2009: $61.6 million) and is expected to be around $150 million for 2010 as a whole (2009: $123.0 million). Excluding the proceeds on asset sales arising from restructurings, net capital expenditure was $54.4 million (H1 2009: $61.0 million), representing 0.6 times depreciation (H1 2009: 0.7 times).
Trading cash flow was $67.1 million (H1 2009: $14.6 million).
The table below shows the movement in net debt in the period:
	Period
	H1 2010 $ million	H1 2009 $ million	FY 2009 $ million
Opening net debt	(207.5)	(476.4)	(476.4)

Cash generated from operations	100.4	74.7	532.1
Capital expenditure	(55.7)	(61.6)	(123.0)
Disposal of property, plant and equipment	22.4	1.5	12.9
Trading cash flow	67.1	14.6	422.0
Income taxes paid (net)	(2.2)	(2.3)	(19.1)
Interest (net)	(9.5)	(17.6)	(34.3)
Other movements	(9.9)	(12.5)	(10.6)
Free cash flow	45.5	(17.8)	358.0
Dividends	(56.9)	(17.4)	(48.3)
Acquisitions and disposals (net)	(42.4)	(2.9)	(36.3)
Ordinary share movements	(5.3)	(1.4)	(1.3)
Foreign currency movements	1.0	(6.4)	(3.7)
Cash movement in net debt	(58.1)	(45.9)	268.4
Non-cash movement in net debt	1.9	6.4	0.5
(Increase)/decrease in net debt	(56.2)	(39.5)	268.9

Closing net debt	(263.7)	(515.9)	(207.5)

A reconciliation of the above table to the consolidated cash flow statement is presented on page 30.

Borrowings

The Group has committed borrowing facilities and bonds in issue amounting to $1,205.8 million.
Two bonds have been issued under the Group's £750 million Euro Medium Term Note Programme: £150 million repayable in December 2011 and £250 million repayable in September 2015.
The Group also has a £400 million multi-currency revolving credit facility that expires later this month. As at 3 July 2010, the Group had no drawings against this facility. When the existing facility expires, it will be replaced by a $450 million forward-start committed bank facility which expires in May 2012.
Overall, as at 3 July 2010 the Group had committed borrowing headroom of $588.6 million in addition to cash and cash equivalents of $335.0 million.

Post-retirement benefits

During the first half of 2010, the net liability recognised in respect of the Group's defined benefit pension plans increased by $34.9 million to $235.0 million, due principally to a decline in the discount rates applicable to the pension obligation.
Cash contributions to defined benefit pension plans were $18.3 million (H1 2009 $25.3 million) and are expected to be in the region of $40 million for 2010 as a whole.
An analysis of the change in the net liability is presented in note 20 to the accompanying financial statements.
Following the closure to future service accrual of the Group's principal defined benefit plans in the US and Canada at the end of September 2009, eligible employees were offered the opportunity to participate in replacement defined contribution pension plans. As a result, the defined contribution expense increased to $14.8 million (H1 2009: $12.0 million).

Acquisitions

In February 2010, the Group acquired Koch Filter Corporation, a leading manufacturer of air filters for the non-residential filtration market in the US and, in April, it acquired TransHose Corporation, a hydraulic hose supplier to the mining industry in Australia. Both of these acquisitions were for cash totalling up to $40.6 million (including, in the case of TransHose Corporation, up to $1.9 million contingent on its sales and profitability over the next three years).

Interim dividend

As a result of the recent Offer by a consortium of Onex Corporation and CPPIB which has been recommended by the Independent Directors, at the present time there will be no interim dividend for 2010.

Principal risks and uncertainties

Details of the principal risks and uncertainties facing the Group were set out on pages 34 to 37 of the 2009 Annual Report, a copy of which is available on the Company's website. In summary, those risks and uncertainties were as follows: risks associated with the economic downturn and uncertainty about the timing of sustained recovery (in particular those affecting the US automotive and construction industries); risks arising from restrictions on the availability of credit; the cost and availability of production inputs; risks associated with the Group's supply chain; risks associated with the Group's ability to attract and retain talented employees, execution risk associated with new strategic investments (in particular, in emerging economies); and the inherent risk of product liability claims.
The principal risks and uncertainties facing the Group are largely unchanged since the approval of the 2009 Annual Report and each of them has the potential to affect the Group's results or financial position during the remainder of 2010.

Going concern

While conditions in most of our end markets continued to improve in the first half of 2010, performance in the second half is unlikely to be as strong. However, based on internal forecasts and projections that take into account reasonably possible changes in the Group's trading performance, the Directors believe that the Group has adequate financial resources to continue in operation for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Group's financial statements.

4.     GUIDANCE FOR 2010

Management currently anticipates that the following guidance for 2010 as a whole on certain P&L and cash flow items is appropriate. This guidance is approximate only and may be subject to change during the year depending on market and economic conditions.
2010 Guidance
Working capital	<17% sales
Effective tax rate, %	25%
Gross capital expenditure	$ 150 m
Cash defined benefit pension contribution	$40m
Cash restructuring costs under Project Cheetah	$65m
P&L charge under Project Cheetah	$12m

5.     SALES BY END MARKET

Six months ended 3 July 2010
	Industrial OE $ million	Industrial replacement $ million	Automotive aftermarket $ million	Automotive OE $ million	Non-residential construction $ million	Residential construction $ million	Other(1) $ million	Total $ million
Industrial & Automotive:
- Power Transmission	108.0	160.9	362.7	435.9	-	-	-	1,067.5
- Fluid Power	115.0	189.5	75.8	0.8	-	-	-	381.1
- Sensors & Valves	9.5	-	37.5	154.8	-	-	-	201.8
- Other I&A	134.9	48.1	43.4	8.0	-	-	55.2	289.6
	367.4	398.5	519.4	599.5	-	-	55.2	1,940.0
Building Products:
- Air Distribution	-	-	-	-	325.8	94.1	-	419.9
- Bathware	-	-	-	-	19.2	48.4	-	67.6
	-	-	-	-	345.0	142.5	-	487.5
Total ongoing segments	367.4	398.5	519.4	599.5	345.0	142.5	55.2	2,427.5

Six months ended 4 July 2009
	Industrial OE $ million	Industrial replacement $ million	Automotive aftermarket $ million	Automotive OE $ million	Non-residential construction $ million	Residential construction $ million	Other(1) $ million	Total $ million
Industrial & Automotive:
- Power Transmission	78.0	116.6	320.5	286.0	-	-	-	801.1
- Fluid Power	79.7	135.9	65.9	0.4	-	-	-	281.9
- Sensors & Valves	7.5	-	31.9	95.6	-	-	-	135.0
- Other I&A	114.2	41.0	40.9	5.0	-	-	28.4	229.5
	279.4	293.5	459.2	387.0	-	-	28.4	1,447.5
Building Products:
- Air Distribution	-	-	-	-	337.2	109.0	-	446.2
- Bathware	-	-	-	-	28.8	44.6	-	73.4
	-	-	-	-	366.0	153.6	-	519.6
Total ongoing segments	279.4	293.5	459.2	387.0	366.0	153.6	28.4	1,967.1

(1)  Other includes manufactured housing and recreational vehicles

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document and oral statements made in connection with this document may contain statements that are or may be forward-looking.
Forward-looking statements
include statements that typically contain words such as
"expect", "believe", "intend", "anticipate", "estimate", "will", "may", "could", "should" and similar expressions. Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in or in connection with
this
document
in relation to the outlook for the remainder of 2010, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted.
Certain of these r
isks and uncertainties
are
described in the Company's Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission.
Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward looking statements.  Therefore investors should not place undue reliance on such statements as a prediction of actual results.
The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

6.     END MARKET OUTLOOK FOR 2010

Whilst the first half of 2010 has seen strong performance, albeit against a particularly weak comparable period, there are some signs in recent weeks that some of our end markets are softening.
Set out below are our current expectations for our end markets for the second half of 2010 compared to the first half of 2010 and for 2010 as a whole compared to 2009. The share of Group sales shown below is based on sales of ongoing segments for the 12 months ended 3 July 2010.

Industrial
North America	Europe	Rest of World
(18.0% of Group sales)	(4.7% of Group sales)	(7.0% of Group sales)
North American industrial markets are expected to slow as a result of the completion of restocking activities. The second half is expected to decline by 5-10% compared to the first half.	Industrial original equipment and replacement activity in Europe is expected to be broadly flat in the second half compared to the first half.	Industrial activity across the remainder of Tomkins' geographical markets is expected to grow by around 5% in the second half compared to the first half.
Automotive aftermarket
(21.9% of Group sales - North America: 12.1%, Europe: 6.8%, Asia: 1.4%, Rest of World: 1.6%)
The automotive aftermarket in North America and Europe is expected to grow by approximately 3-5% in the second half of 2010 compared to the second half of 2009, down from the 12-13% growth seen in the first half of the year.

Automotive OE
Global ( 25.0% of Group sales)
The global automotive OE market is expected to grow by 12-15%, to around 65 million units in 2010, with 2010 second half volumes down by around 7% compared to the first half.
North America	Europe	Rest of World
(10.6% of Group sales)	(5.4% of Group sales)	(9.0% of Group sales)
North American automotive OE production is expected to grow from 8.6 million units to around 11.0 million units in 2010. Volumes in the second half of 2010 are expected to be around 5% lower than the first half.
	European automotive OE production is expected to remain flat at around 16.5 million units in 2010, with the second half of 2010 expected to be around 15% lower than the first half.	The Group's other major geographical markets are expected to grow by around 15% in 2010, with the second half of 2010 expected to be around 7% lower than the first half.
Non-residential construction
(14.4% of Group sales)
US non-residential construction is expected to be flat in value terms for the second half of 2010 compared to the first half, and to decline by around 5-10 % in square footage terms.
Residential construction
(6.9% of Group sales)
US residential construction, as measured by housing starts, is expected to decline by approximately 10% in the second half of 2010 compared to the first half and to be less than 600,000 units for the year as a whole, as a result of the continued weakness in the market and the removal of the Government tax credit scheme.

Other markets include manufactured housing and recreational vehicles and in total account for 2.1% of Group sales.

Enquiries

Investors:                                                                                              Media:
Sarah Thompson                                                                                Rollo Head / Clare Hunt
Tomkins Corporate Communications                                            Finsbury
Tel +44 (0) 20 8877 5163                                                                  Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk

rollo.head@finsbury.com

The video webcast and presentation slides for this results announcement can be downloaded from the Tomkins corporate website on
http://www.tomkins.co.uk

7.     KEY PERFORMANCE MEASURES

Background
We assess the financial performance of our businesses using a variety of measures. Certain of these measures are particularly important and are 'key performance measures'. Some of those measures are termed 'non-GAAP' measures because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. An explanation of these measures and the limitations of non-GAAP measures is set out on pages 151 to 153 of the 2009 Annual Report. We outline below the performance measures to which we refer in this announcement.
Adjusted operating profit
Adjusted operating profit represents operating profit before specific items that are considered to hinder comparison of the trading performance of our businesses either year-on-year or with other businesses. During the periods under review, the items excluded from operating profit in arriving at adjusted operating profit were as follows:
a)     the amortisation of intangible assets arising on acquisitions;
b)     acquisition costs;
c)     costs relating to the Offer (see note 23 to the accompanying financial statements);
d)     impairments, comprising impairments of goodwill and intangible assets arising on acquisitions and material impairments of other assets;
e)     restructuring costs;
f)     the net gain or loss on disposals and on the exit of businesses; and
g)     in 2009, the gain recognised on amendments to certain post-employment benefit plans in North America.
Adjusted operating profit is the measure of segment profit that we present under IFRS. However, when presented on a consolidated basis, adjusted operating profit is a non-GAAP measure. A reconciliation of operating profit to adjusted operating profit for the Group's continuing operations is presented on page 13.
Adjusted operating margin
Adjusted operating margin represents adjusted operating profit expressed as a percentage of sales. Adjusted operating margin is a non-GAAP measure when presented on a consolidated basis.
Underlying change in sales and adjusted operating profit
We define the underlying change in a performance measure as the period-on-period change excluding the effect of exchange rate fluctuations on the translation into US dollars of the results of certain of the Group's operations and the contribution before organic growth of businesses that were acquired or disposed of during the current and prior periods. Underlying changes in sales and adjusted operating profit are non-GAAP measures. Reconciliations identifying the underlying change in sales and adjusted operating profit of the Group's continuing operations are presented on page 14.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure that represents adjusted operating profit before depreciation and amortisation. A reconciliation of adjusted operating profit to adjusted EBITDA is presented in note 2 to the accompanying financial statements.
Adjusted EPS
Adjusted EPS is a non-GAAP measure that is based on earnings from continuing operations adjusted for the specific items excluded from operating profit in arriving at adjusted operating profit and the tax effects of those items. We calculate adjusted basic and diluted earnings per share using the average number of shares that would be used in calculating the equivalent measures under IFRS as described in note 11 to the accompanying financial statements.
Trading cash flow
Trading cash flow is a non-GAAP measure that represents cash generated from operations less net capital expenditure (cash outflows on the purchase of property, plant and equipment and non-integral computer software, less proceeds from the disposal of property, plant and equipment). A reconciliation of cash generated from operations to trading cash flow is presented in the analysis of the movement in net debt on page 15.
Average operating working capital as a percentage of sales
Average operating working capital (the thirteen-month average of operating working capital) expressed as a percentage of sales.
Net capital expenditure : depreciation
Net capital expenditure expressed as a multiple of the depreciation expense for property, plant and equipment and the amortisation expense for non-integral computer software.
Free cash flow
Free cash flow is a non-GAAP measure that represents trading cash flow net of cash flows in relation to tax, interest and certain other items (principally dividends received from associates and cash flows involving minority shareholders). A reconciliation of cash generated from operations to free cash flow is presented in the analysis of the movement in net debt on page 15.
Net debt
Net debt represents the net total of bank overdrafts, bank and other loans, finance lease obligations and the carrying amount of derivatives used to hedge translational exposures, less cash and cash equivalents and collateralised cash (included in trade and other receivables). An analysis of net debt is presented in note 13 to the accompanying financial statements.

SUPPLEMENTARY RECONCILIATIONS
Continuing operations - Reconciliation of operating profit to adjusted operating profit (unaudited)
H1 2010
	Operating profit/(loss) $ million	Amortisation of intangibles arising on acquisitions $ million	Acquisition costs $ million	Costs relating to the Offer $ million	Restructuring costs $ million	(Gain)/loss on disposals and on the exit of businesses $ million	Adjusted operating profit/(loss) $ million
Industrial & Automotive:
- Power Transmission	183.0	-	-	-	5.4	-	188.4
- Fluid Power	31.3	2.2	0.2	-	2.6	1.1	37.4
- Sensors & Valves	21.0	0.2	-	-	-	-	21.2
- Other I&A	32.2	0.3	-	-	1.1	0.2	33.8
	267.5	2.7	0.2	-	9.1	1.3	280.8
Building Products:
- Air Distribution	34.0	2.6	0.2	-	1.3	0.7	38.8
- Bathware	(0.1)	-	-	-	-	(3.2)	(3.3)
	33.9	2.6	0.2	-	1.3	(2.5)	35.5
Corporate	(25.2)	-	-	2.3	-	2.1	(20.8)
Total ongoing segments	276.2	5.3	0.4	2.3	10.4	0.9	295.5
Exited segment	3.3	-	-	-	(1.9)	(1.9)	(0.5)
Continuing operations	279.5	5.3	0.4	2.3	8.5	(1.0)	295.0

H1 2009
	Operating (loss)/profit $ million	Amortisation of intangibles arising on acquisitions $ million	Restructuring costs $ million	(Gain)/loss on disposals and on the exit of businesses $ million	Impairments $ million	Adjusted operating profit/(loss) $ million
Industrial & Automotive:
- Power Transmission	(9.1)	0.2	79.0	-	11.4	81.5
- Fluid Power	(47.5)	1.6	29.2	-	8.2	(8.5)
- Sensors & Valves	(7.5)	-	1.9	-	-	(5.6)
- Other I&A	(1.8)	0.4	8.9	(0.3)	0.9	8.1
	(65.9)	2.2	119.0	(0.3)	20.5	75.5
Building Products:
- Air Distribution	31.0	2.8	1.9	-	-	35.7
- Bathware	(7.5)	-	1.1	-	0.8	(5.6)
	23.5	2.8	3.0	-	0.8	30.1
Corporate	(28.9)	-	0.4	0.3	12.4	(15.8)
Total ongoing segments	(71.3)	5.0	122.4	-	33.7	89.8
Exited segment	(21.2)	-	13.7	-	-	(7.5)
Continuing operations	(92.5)	5.0	136.1	-	33.7	82.3

Continuing operations - Underlying change in sales and adjusted operating profit (unaudited)
H1 2010 vs H1 2009
	Six months ended 4 July 2009 $ million	Exchange rate effect $ million	Like-for-like basis $ million	Acquisitions $ million	Underlying change $ million	Six months ended 3 July 2010 $ million	Underlying change* %
Sales
Industrial & Automotive:
- Power Transmission	801.1	33.3	834.4	-	233.1	1,067.5	27.9%
- Fluid Power	281.9	7.4	289.3	12.8	79.0	381.1	27.3%
- Sensors & Valves	135.0	1.7	136.7	-	65.1	201.8	47.6%
- Other I&A	229.5	4.7	234.2	-	55.4	289.6	23.7%
	1,447.5	47.1	1,494.6	12.8	432.6	1,940.0	28.9%
Building Products:
- Air Distribution	446.2	2.8	449.0	15.4	(44.5)	419.9	(9.9)%
- Bathware	73.4	-	73.4	-	(5.8)	67.6	(7.9)%
	519.6	2.8	522.4	15.4	(50.3)	487.5	(9.6)%
Total ongoing segments	1,967.1	49.9	2,017.0	28.2	382.3	2,427.5	19.0%
Exited segment	35.2	-	35.2	-	(35.2)	-	(100.0)%
Continuing operations	2,002.3	49.9	2,052.2	28.2	347.1	2,427.5	16.9%

Adjusted operating profit/(loss)
Industrial & Automotive:
- Power Transmission	81.5	2.6	84.1	-	104.3	188.4	124.0%
- Fluid Power	(8.5)	0.6	(7.9)	-	45.3	37.4	573.4%
- Sensors & Valves	(5.6)	(0.4)	(6.0)	-	27.2	21.2	453.3%
- Other I&A	8.1	0.5	8.6	-	25.2	33.8	293.0%
	75.5	3.3	78.8	-	202.0	280.8	256.3%
Building Products:
- Air Distribution	35.7	0.1	35.8	2.1	0.9	38.8	2.5%
- Bathware	(5.6)	-	(5.6)	-	2.3	(3.3)	41.1%
	30.1	0.1	30.2	2.1	3.2	35.5	10.6%
Corporate	(15.8)	(0.2)	(16.0)	-	(4.8)	(20.8)	(30.0)%
Total ongoing segments	89.8	3.2	93.0	2.1	200.4	295.5	215.5%
Exited segment	(7.5)	-	(7.5)	-	7.0	(0.5)	93.3%
Continuing operations	82.3	3.2	85.5	2.1	207.4	295.0	242.6%
* The underlying percentage change is the underlying change as a percentage of the like-for-like basis.

Analysis of movements in net debt (unaudited)
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Cash generated from operations	100.4	74.7	532.1
Capital expenditure:
- Purchase of property, plant and equipment	(52.9)	(56.3)	(115.2)
- Purchase of computer software	(2.8)	(5.3)	(7.8)
	(55.7)	(61.6)	(123.0)
Disposal of property, plant and equipment	22.4	1.5	12.9
Trading cash flow	67.1	14.6	422.0
Tax:
- Income taxes paid	(46.1)	(31.5)	(50.3)
- Income taxes received	43.9	29.2	31.2
	(2.2)	(2.3)	(19.1)
Interest:
- Interest element of finance lease rental payments	(0.1)	(0.2)	(0.4)
- Interest received	2.4	2.2	3.6
- Interest paid	(11.8)	(19.6)	(37.5)
	(9.5)	(17.6)	(34.3)
Other movements:
- Capitalisation of development costs	(0.5)	(0.5)	(0.6)
- Dividends received from associates	0.5	0.2	0.3
- Financing costs paid	-	(6.3)	(6.3)
- Investment by a minority shareholder in a subsidiary	-	-	4.7
- Dividend paid to a minority shareholder in a subsidiary	(9.9)	(5.9)	(8.7)
	(9.9)	(12.5)	(10.6)
Free cash flow	45.5	(17.8)	358.0
Ordinary dividends	(56.9)	(17.4)	(48.3)
Acquisitions and disposals:
- Purchase of subsidiaries, net of cash acquired	(41.1)	(1.4)	(26.5)
- Sales of businesses and subsidiaries, net of cash disposed	(1.3)	0.6	0.7
- Debt acquired on acquisition of subsidiaries	-	-	(7.8)
- Investment in associates	-	(2.1)	(2.7)
	(42.4)	(2.9)	(36.3)
Ordinary share movements:
- Issue of ordinary shares	0.9	-	0.1
- Purchase of own shares	(6.2)	(1.4)	(1.4)
	(5.3)	(1.4)	(1.3)
Foreign currency movements:
- Net cash and cash equivalents	(3.9)	(6.2)	4.8
- Other debt	57.9	(50.3)	(48.1)
- (Payments)/receipts on foreign currency derivatives	(53.0)	50.1	39.6
	1.0	(6.4)	(3.7)
Cash movement in net debt	(58.1)	(45.9)	268.4
Non-cash movements	1.9	6.4	0.5
(Increase)/decrease in net debt	(56.2)	(39.5)	268.9

8.     INDEX TO THE CONDENSED FINANCIAL STATEMENTS

Independent review report to Tomkins plc
Condensed financial statements (unaudited):
Condensed consolidated income statement
Condensed consolidated statement of comprehensive income
Condensed consolidated cash flow statement
Condensed consolidated balance sheet
Condensed consolidated statement of changes in equity
Notes to the condensed financial statements:
1. Basis of preparation
2. Segment information
3. Impairments
4. Restructuring initiatives
5. Gain on amendment of post-employment benefits
6. Interest payable
7. Investment income
8. Other finance (expense)/income
9. Income tax expense
10. Discontinued operations
11. Earnings per share
12. Dividends on ordinary shares
13. Cash flow
14. Goodwill
15. Other intangibles
16. Property, plant and equipment
17. Trade and other receivables
18. Trade and other payables
19. Provisions
20. Post-employment benefit obligations
21. Acquisitions
22. Contingencies
23. Offer for Tomkins plc

INDEPENDENT REVIEW REPORT TO TOMKINS PLC

Introduction

We have been engaged by Tomkins plc ('the Company') to review the condensed financial statements of the Company and its subsidiaries (together, 'the Group') for the six months ended 3 July 2010, which comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of changes in equity and the related notes 1 to 23. We have read the other information contained in the half-yearly report and considered whether it contains any apparent misstatements or material inconsistencies with the condensed financial statements.
This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.
As disclosed in note 1, the Group's annual financial statements are prepared in accordance with IFRSs as adopted for use in the European Union. The condensed financial statements contained in this half-yearly report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' ('IAS 34'), as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed financial statements contained in the half-yearly report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements for the six months ended 3 July 2010 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom

5 August 2010

CONDENSED FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

Six months ended 3 July 2010

	Note	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Continuing operations
Sales	2	2,427.5	2,002.3	4,180.1
Cost of sales		(1,646.5)	(1,485.5)	(2,995.9)
Gross profit		781.0	516.8	1,184.2
Distribution costs		(259.4)	(215.9)	(464.8)
Administrative expenses		(234.9)	(223.5)	(480.4)
Impairments	3	-	(33.7)	(73.0)
Restructuring costs	4	(8.5)	(136.1)	(144.1)
Net gain on disposals and on the exit of businesses	4	1.0	-	0.2
Gain on amendment of post-employment benefits	5	-	-	63.0
Share of profit/(loss) of associates		0.3	(0.1)	(0.4)
Operating profit/(loss)		279.5	(92.5)	84.7

Interest payable	6	(48.0)	(55.7)	(113.2)
Investment income	7	32.1	33.0	67.2
Other finance (expense)/income	8	(2.5)	0.3	(0.3)
Net finance costs		(18.4)	(22.4)	(46.3)
Profit/(loss) before tax		261.1	(114.9)	38.4
Income tax expense	9	(68.2)	(3.2)	(28.5)
Profit/(loss) for the period from continuing operations		192.9	(118.1)	9.9

Discontinued operations
Loss for the period from discontinued operations	10	(4.1)	-	(3.9)
Profit/(loss) for the period		188.8	(118.1)	6.0
Non-controlling interests		(18.7)	(5.8)	(21.6)
Profit/(loss) for the period attributable to equity shareholders		170.1	(123.9)	(15.6)

Earnings/(loss) per share	11
Basic
Continuing operations		19.78 c	(14.07)c	(1.33)c
Discontinued operations		(0.47)c	- c	(0.44)c
Total operations		19.31 c	(14.07)c	(1.77)c

Diluted
Continuing operations		19.59 c	(14.07)c	(1.33)c
Discontinued operations		(0.46)c	- c	(0.44)c
Total operations		19.13 c	(14.07)c	(1.77)c

Adjusted
Basic		21.42 c	3.00 c	14.86 c
Diluted		21.22 c	2.99 c	14.81 c

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

Six months ended 3 July 2010

	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Profit/(loss) for the period	188.8	(118.1)	6.0
Other comprehensive loss
Foreign currency translation:
- Currency translation differences on foreign operations:
Subsidiaries	(36.5)	29.8	81.5
Associates	(0.2)	-	0.8
- Gain/(loss) on net investment hedges	-	3.7	(3.1)
	(36.7)	33.5	79.2
Available-for-sale investments:
- (Loss)/gain arising in the period	(0.1)	0.4	0.4
	(0.1)	0.4	0.4
Post-employment benefits:
- Net actuarial loss	(60.1)	(91.3)	(143.8)
- Effect of the asset ceiling	2.2	13.7	18.6
	(57.9)	(77.6)	(125.2)
Other comprehensive loss before tax	(94.7)	(43.7)	(45.6)
Income tax benefit on components of other comprehensive loss	6.9	17.4	26.3
Other comprehensive loss after tax	(87.8)	(26.3)	(19.3)

Comprehensive income/(loss) for the period	101.0	(144.4)	(13.3)

Attributable to:
- Equity shareholders in Tomkins plc	81.8	(149.7)	(36.8)
- Non-controlling interests	19.2	5.3	23.5
	101.0	(144.4)	(13.3)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

Six months ended 3 July 2010

	Note	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Operating activities
Cash generated from operations	13	100.4	74.7	532.1
Income taxes paid		(46.1)	(31.5)	(50.3)
Income taxes received		43.9	29.2	31.2
Net cash inflow from operating activities		98.2	72.4	513.0

Investing activities
Purchase of property, plant and equipment		(52.9)	(56.3)	(115.2)
Purchase of computer software		(2.8)	(5.3)	(7.8)
Capitalisation of development costs		(0.5)	(0.5)	(0.6)
Disposal of property, plant and equipment		22.4	1.5	12.9
Investments in associates		-	(2.1)	(2.7)
Purchase of interests in subsidiaries, net of cash acquired		(41.1)	(1.4)	(26.5)
Sale of businesses and subsidiaries, net of cash disposed		(1.3)	0.6	0.7
Interest received		2.4	2.2	3.6
Dividends received from associates		0.5	0.2	0.3
Net cash outflow from investing activities		(73.3)	(61.1)	(135.3)

Financing activities
Issue of ordinary shares		0.9	-	0.1
Draw-down of bank and other loans		-	2.8	2.8
Repayment of bank and other loans		(0.7)	(50.7)	(164.4)
(Payments)/receipts on foreign currency derivatives		(53.0)	50.1	39.6
Capital element of finance lease rental payments		(0.5)	(0.7)	(2.8)
Interest element of finance lease rental payments		(0.1)	(0.2)	(0.4)
(Increase)/decrease in collateralised cash		(0.1)	0.5	2.1
Purchase of own shares		(6.2)	(1.4)	(1.4)
Interest paid		(11.8)	(19.6)	(37.5)
Financing costs paid		-	(6.3)	(6.3)
Equity dividend paid		(56.9)	(17.4)	(48.3)
Investment by a minority shareholder in a subsidiary		-	-	4.7
Dividend paid to a minority shareholder in a subsidiary		(9.9)	(5.9)	(8.7)
Net cash outflow from financing activities		(138.3)	(48.8)	(220.5)

(Decrease)/increase in net cash and cash equivalents		(113.4)	(37.5)	157.2
Net cash and cash equivalents at the beginning of the period		440.2	278.2	278.2
Foreign currency translation		(3.9)	(6.2)	4.8
Net cash and cash equivalents at the end of the period		322.9	234.5	440.2

Analysis of net cash and cash equivalents:		6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Cash and cash equivalents		335.0	249.9	445.0
Bank overdrafts		(12.1)	(15.4)	(4.8)
		322.9	234.5	440.2
As at 3 July 2010, the Group's net debt was $263.7 million (4 July 2009: $515.9 million; 2 January 2010: $207.5 million).
A reconciliation of the change in net cash and cash equivalents to the movement in net debt is presented in note 13.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

As at 3 July 2010

	Note	As at 3 July 2010 $ million	As at 4 July 2009 $ million	As at 2 January 2010 $ million
Non-current assets
Goodwill	14	454.9	423.0	436.0
Other intangible assets	15	75.3	96.2	78.0
Property, plant and equipment	16	1,068.2	1,137.6	1,122.8
Investments in associates		20.3	20.2	20.6
Trade and other receivables	17	123.1	102.9	81.1
Deferred tax assets		91.0	78.6	82.9
Post-employment benefit surpluses	20	-	10.6	1.3
		1,832.8	1,869.1	1,822.7
Current assets
Inventories		658.7	680.5	590.8
Trade and other receivables	17	923.0	786.8	753.0
Income tax recoverable		11.5	41.7	49.0
Available-for-sale investments		1.0	1.1	1.2
Cash and cash equivalents		335.0	249.9	445.0
		1,929.2	1,760.0	1,839.0
Assets held for sale		-	3.6	11.9
Total assets		3,762.0	3,632.7	3,673.6

Current liabilities
Bank overdrafts		(12.1)	(15.4)	(4.8)
Bank and other loans		(30.3)	(45.5)	(11.2)
Obligations under finance leases		(0.8)	(1.3)	(1.0)
Trade and other payables	18	(702.4)	(531.4)	(677.6)
Income tax liabilities		(40.1)	(13.5)	(15.2)
Provisions	19	(73.1)	(132.3)	(100.3)
		(858.8)	(739.4)	(810.1)
Non-current liabilities
Bank and other loans		(657.2)	(783.7)	(687.3)
Obligations under finance leases		(2.8)	(4.9)	(3.6)
Trade and other payables	18	(22.7)	(19.6)	(27.1)
Post-employment benefit obligations	20	(376.4)	(392.9)	(343.5)
Deferred tax liabilities		(23.0)	(15.9)	(25.3)
Income tax liabilities		(88.2)	(79.0)	(79.5)
Provisions	19	(18.5)	(24.5)	(19.2)
		(1,188.8)	(1,320.5)	(1,185.5)
Total liabilities		(2,047.6)	(2,059.9)	(1,995.6)
Net assets		1,714.4	1,572.8	1,678.0

Capital and reserves
Share capital		79.6	79.7	79.6
Share premium account		800.1	799.1	799.2
Other reserves		777.7	772.9	819.7
Accumulated deficit		(93.7)	(204.8)	(161.9)
Shareholders' equity		1,563.7	1,446.9	1,536.6
Non-controlling interests		150.7	125.9	141.4
Total equity		1,714.4	1,572.8	1,678.0

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

Six months ended 3 July 2010

	Shareholders' equity

	Share capital $ million	Share premium account $ million	Other reserves $ million	Accumulated deficit $ million	Total $ million	Non-controlling interests $ million	Total equity $ million
As at 3 January 2010	79.6	799.2	819.7	(161.9)	1,536.6	141.4	1,678.0

Profit for the period	-	-	-	170.1	170.1	18.7	188.8
Other comprehensive (loss)/income	-	-	(37.8)	(50.5)	(88.3)	0.5	(87.8)
Total comprehensive income/(loss)	-	-	(37.8)	119.6	81.8	19.2	101.0
Other changes in equity:
- Issue of ordinary shares	-	0.9	-	-	0.9	-	0.9
- Dividends paid on ordinary shares	-	-	-	(56.9)	(56.9)	-	(56.9)
- Purchase of own shares	-	-	(6.2)	-	(6.2)	-	(6.2)
- Transfer of own shares	-	-	2.0	(2.0)	-	-	-
- Cost of share-based incentives (including tax benefit)	-	-	-	7.5	7.5	-	7.5
- Dividends paid to minority shareholders	-	-	-	-	-	(9.9)	(9.9)
	-	0.9	(4.2)	(51.4)	(54.7)	(9.9)	(64.6)
As at 3 July 2010	79.6	800.1	777.7	(93.7)	1,563.7	150.7	1,714.4

Six months ended 4 July 2009

As at 4 January 2009	79.7	799.1	736.2	(4.2)	1,610.8	128.5	1,739.3

(Loss)/profit for the period	-	-	-	(123.9)	(123.9)	5.8	(118.1)
Other comprehensive (loss)/income	-	-	34.3	(60.1)	(25.8)	(0.5)	(26.3)
Total comprehensive (loss)/income	-	-	34.3	(184.0)	(149.7)	5.3	(144.4)
Other changes in equity:
- Dividends paid on ordinary shares	-	-	-	(17.4)	(17.4)	-	(17.4)
- Purchase of own shares	-	-	(1.4)	-	(1.4)	-	(1.4)
- Transfer of own shares	-	-	3.8	(3.8)	-	-	-
- Cost of share-based incentives (including tax benefit)	-	-	-	4.6	4.6	-	4.6
- Dividends paid to minority shareholders	-	-	-	-	-	(5.9)	(5.9)
- Non-controlling interests on acquisition of subsidiaries	-	-	-	-	-	(2.0)	(2.0)
	-	-	2.4	(16.6)	(14.2)	(7.9)	(22.1)
As at 4 July 2009	79.7	799.1	772.9	(204.8)	1,446.9	125.9	1,572.8

Year ended 2 January 2010
As at 4 January 2009	79.7	799.1	736.2	(4.2)	1,610.8	128.5	1,739.3

Profit/(loss) for the period	-	-	-	(15.6)	(15.6)	21.6	6.0
Other comprehensive (loss)/income	-	-	76.7	(97.9)	(21.2)	1.9	(19.3)
Total comprehensive (loss)/income	-	-	76.7	(113.5)	(36.8)	23.5	(13.3)
Other changes in equity:
- Cancellation of deferred shares	(0.1)	-	0.1	-	-	-	-
- Issue of ordinary shares	-	0.1	-	-	0.1	-	0.1
- Dividends paid on ordinary shares	-	-	-	(48.3)	(48.3)	-	(48.3)
- Purchase of own shares	-	-	(1.4)	-	(1.4)	-	(1.4)
- Transfer of own shares	-	-	8.1	(8.1)	-	-	-
- Cost of share-based incentives (including tax benefit)	-	-	-	12.2	12.2	-	12.2
- Dividends paid to minority shareholders	-	-	-	-	-	(8.7)	(8.7)
- Purchase of a non-controlling interest	-	-	-	-	-	(6.6)	(6.6)
- Shares issued by a subsidiary to minority shareholders	-	-	-	-	-	4.7	4.7
	(0.1)	0.1	6.8	(44.2)	(37.4)	(10.6)	(48.0)
As at 2 January 2010	79.6	799.2	819.7	(161.9)	1,536.6	141.4	1,678.0

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
Six months ended 3 July 2010

1       Basis of Preparation
The condensed financial statements for the six months ended 3 July 2010 have been prepared on a going concern basis in accordance with IAS 34 'Interim Financial Reporting' and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.
The Group's annual financial statements are prepared in accordance with IFRSs as adopted for use in the European Union. Except as described below, the Group's accounting policies are unchanged compared with the year ended 2 January 2010.
At the beginning of the period, the Group adopted the following accounting pronouncements that are relevant to its operations, none of which had any significant impact on its results or financial position during the first half of 2010:
·
IFRS 3 (Revised 2008) 'Business Combinations'
·
IAS 27 (Revised 2008) 'Consolidated and Separate Financial Statements'
·
Amendments to IFRS 2 'Share-based Payment - Group Cash-settled Share-based Payment Transactions'
·
'Improvements to IFRSs 2008', that could not be adopted without also adopting IAS 27 Revised (2008)
·
'Improvements to IFRSs 2009'
An outline of each of the above pronouncements was provided on pages 75 and 76 of the 2009 Annual Report. IFRS 3 (Revised 2008) and IAS 27 (Revised 2008) apply prospectively to acquisitions and disposals of interests in businesses completed on or after 3 January 2010.
The condensed financial statements have been reviewed by the auditors, Deloitte LLP, and their review report is set out on page 17.
The condensed financial statements do not constitute statutory accounts. The statutory accounts of Tomkins plc for the year ended 2 January 2010, on which the auditors gave an unqualified report that did not draw attention to any matters of emphasis and did not contain a statement under section 498(2) or 498(3) of the Companies Act 2006, have been delivered to the Registrar of Companies.
The condensed financial statements were approved by the Board of Directors on 5 August 2010.
2       Segment information - Continuing operations
A)      BACKGROUND
The Group's operating segments are identified by grouping together businesses that manufacture similar products, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group's businesses. The Group is organised for management reporting purposes into two principal business groups: Industrial & Automotive and Building Products.
Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world. Industrial & Automotive is comprised of four ongoing operating segments: Power Transmission, Fluid Power, Sensors & Valves and Other Industrial & Automotive.
Building Products is comprised of two ongoing operating segments: Air Distribution and Bathware. Air Distribution supplies the industrial and residential heating, ventilation and air conditioning market, mainly in North America. Bathware manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America.
During 2010, to reflect better the Group's global presence, the geographical information has been expanded to show separately 'Rest of North America' and 'Asia'. Both of these regions were previously included in 'Rest of the world'.
Comparative information for 2009 has been re-presented to reflect these changes.

B)      MEASURE OF SEGMENT PROFIT OR LOSS
The Board uses adjusted operating profit to measure the profitability of each segment. Adjusted operating profit is, therefore, the measure of segment profit or loss presented in the Group's segment disclosures. Adjusted operating profit represents operating profit before specific items that are considered to hinder comparison of the trading performance of the Group's businesses either year-on-year or with other businesses.
During the periods under review, the items excluded from operating profit in arriving at adjusted operating profit were as follows:
·
the amortisation of intangible assets arising on acquisitions;
·
acquisition costs;
·
costs relating to the Offer (see note 23);
·
impairments, comprising impairments of goodwill and intangible assets arising on acquisitions and material impairments of other assets;
·
restructuring costs;
·
the net gain or loss on disposals and on the exit of businesses; and
·
in 2009, the gain recognised on amendments to certain post-employment benefit plans in North America.

Segment information about the Group's continuing operations is presented below.
			Sales	Adjusted operating profit/(loss)
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	1,067.5	801.1	1,763.4	188.4	81.5	212.4
- Fluid Power	381.1	281.9	588.7	37.4	(8.5)	(11.8)
- Sensors & Valves	201.8	135.0	313.6	21.2	(5.6)	0.1
- Other Industrial & Automotive	289.6	229.5	463.4	33.8	8.1	25.4
	1,940.0	1,447.5	3,129.1	280.8	75.5	226.1
Building Products:
- Air Distribution	419.9	446.2	874.2	38.8	35.7	77.8
- Bathware	67.6	73.4	140.3	(3.3)	(5.6)	(8.7)
	487.5	519.6	1,014.5	35.5	30.1	69.1
Corporate	-	-	-	(20.8)	(15.8)	(32.3)
Total ongoing	2,427.5	1,967.1	4,143.6	295.5	89.8	262.9

Exited segment
Building Products:
- Doors & Windows	-	35.2	36.5	(0.5)	(7.5)	(13.1)
Total continuing operations	2,427.5	2,002.3	4,180.1	295.0	82.3	249.8

			Sales	Adjusted operating profit/(loss)
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
By origin
US	1,193.7	1,120.7	2,172.9	140.5	35.0	105.3
Rest of North America	290.6	188.0	446.9	42.9	11.7	38.9
UK	173.3	127.8	297.0	16.2	(2.4)	4.7
Rest of Europe	346.8	287.6	603.5	25.4	15.6	29.4
Asia	288.2	195.0	466.1	54.3	17.3	63.0
Rest of the world	134.9	83.2	193.7	15.7	5.1	8.5
	2,427.5	2,002.3	4,180.1	295.0	82.3	249.8

By destination
US	1,330.6	1,184.5	2,358.9
Rest of North America	200.4	147.3	323.3
UK	48.6	42.8	87.3
Rest of Europe	373.5	315.4	665.8
Asia	319.1	209.9	511.2
Rest of the world	155.3	102.4	233.6
	2,427.5	2,002.3	4,180.1
Inter-segment sales were not significant.

Reconciliation of adjusted operating profit to profit/(loss) before tax:	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Adjusted operating profit	295.0	82.3	249.8
Amortisation of intangible assets arising on acquisitions	(5.3)	(5.0)	(11.2)
Acquisition costs	(0.4)	-	-
Costs relating to the Offer (see note 23)	(2.3)	-	-
Impairments (see note 3)	-	(33.7)	(73.0)
Restructuring costs (see note 4)	(8.5)	(136.1)	(144.1)
Net gain on disposals and on the exit of businesses (see note 4)	1.0	-	0.2
Gain on amendment of post-employment benefits (see note 5)	-	-	63.0
Operating profit/(loss)	279.5	(92.5)	84.7
Net finance costs	(18.4)	(22.4)	(46.3)
Profit/(loss) before tax	261.1	(114.9)	38.4

C)      Adjusted EBITDA
Reconciliation of adjusted operating profit to adjusted EBITDA:	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Adjusted operating profit	295.0	82.3	249.8
Amortisation	6.3	7.0	14.4
Depreciation	80.8	85.2	172.2
Adjusted EBITDA	382.1	174.5	436.4

Ongoing segments	382.6	181.8	449.3
Exited segment	(0.5)	(7.3)	(12.9)
	382.1	174.5	436.4
Adjusted EBITDA from ongoing segments for the twelve months ended 3 July 2010 is $650.1 million.
3       Impairments
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	-	11.4	23.2
- Fluid Power	-	8.2	12.5
- Other Industrial & Automotive	-	0.9	0.7
	-	20.5	36.4
Building Products:
- Air Distribution	-	-	18.6
- Bathware	-	0.8	2.5
	-	0.8	21.1
Corporate	-	12.4	15.5
Total continuing operations	-	33.7	73.0

4       Restructuring Initiatives
A)      RESTRUCTURING COSTS
Restructuring costs recognised during the first half of 2010 principally arose in relation to the cessation of Power Transmission's manufacturing operations in Aachen, Germany and at various locations in North America, the closure of Fluid Power's hose manufacturing and warehousing activities in Erembodegem, Belgium and the closure of Air Distribution's Brockville plant in Ontario, Canada.

B)      DISPOSALS AND EXIT OF BUSINESSES
During the first half of 2010, the Group realised a net gain of $4.2 million on the disposal of property, plant and equipment, principally as a consequence of the restructuring of Bathware and the closure of Doors & Windows. However, a loss of $3.2 million was recognised in relation to the disposal of a subsidiary in 2008 and on the disposal of Hydrolink's operations in Kazakhstan.
	6 months ended 3 July 2010		6 months ended 4 July 2009		Year ended 2 January 2010
	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	(5.4)	-	(79.0)	-	(75.6)	-
- Fluid Power	(2.6)	(1.1)	(29.2)	-	(26.0)	-
- Sensors & Valves	-	-	(1.9)	-	(3.2)	-
- Other Industrial & Automotive	(1.1)	(0.2)	(8.9)	0.3	(12.2)	0.3
	(9.1)	(1.3)	(119.0)	0.3	(117.0)	0.3
Building Products:
- Air Distribution	(1.3)	(0.7)	(1.9)	-	(5.1)	-
- Bathware	-	3.2	(1.1)	-	(1.6)	-
	(1.3)	2.5	(3.0)	-	(6.7)	-
Corporate	-	(2.1)	(0.4)	(0.3)	(0.5)	(0.1)
Total ongoing	(10.4)	(0.9)	(122.4)	-	(124.2)	0.2

Exited segment
Building Products:
- Doors & Windows	1.9	1.9	(13.7)	-	(19.9)	-
Total continuing operations	(8.5)	1.0	(136.1)	-	(144.1)	0.2
5       GAIN ON AMENDMENT OF POST-EMPLOYMENT BENEFITS
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	-	-	29.7
- Fluid Power	-	-	31.4
- Other Industrial & Automotive	-	-	1.7
	-	-	62.8
Corporate	-	-	0.2
	-	-	63.0
6       Interest payable
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Interest on bank overdrafts and loans	12.0	21.0	38.9
Interest element of finance lease rentals	0.1	0.2	0.4
Other interest payable	2.0	-	3.9
	14.1	21.2	43.2
Post employment benefits:
- Interest cost on benefit obligation	33.9	34.5	70.0
	48.0	55.7	113.2
7       Investment income
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Interest on bank deposits	1.6	1.4	2.7
Other interest receivable	0.7	1.2	1.9
	2.3	2.6	4.6
Post employment benefits:
- Expected return on plan assets	29.8	30.4	62.6
	32.1	33.0	67.2
8       Other finance (EXPENSE)/income
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Hedging activities:
- Gain/(loss) on derivatives in designated hedging relationships	2.5	(0.5)	(1.0)
- Gain on derivatives classified as held for trading	-	1.0	2.3
- Currency translation loss on hedging instruments	(5.0)	(0.2)	(1.6)
	(2.5)	0.3	(0.3)
Other finance (expense)/income from hedging activities represents fair value gains and losses arising on instruments held by the Group to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a qualifying hedging relationship.
9       Income Tax expense
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Current tax:
- UK	3.1	(1.5)	0.7
- Overseas	68.3	19.7	41.0
	71.4	18.2	41.7
Deferred tax	(3.8)	(15.0)	(13.7)
Income tax expense for the period	67.6	3.2	28.0

Continuing operations	68.2	3.2	28.5
Discontinued operations	(0.6)	-	(0.5)
	67.6	3.2	28.0
10     discontinued operations
During the first half of 2010, the Group recognised an additional loss of $4.1 million (net of tax) in relation to businesses sold in previous years (6 months ended 4 July 2009: $nil; year ended 2 January 2010: $3.9 million).
The loss for the period from discontinued operations may be analysed as follows:
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Loss on disposal of discontinued operations
Loss before tax	(4.7)	-	(4.4)
Income tax benefit	0.6	-	0.5
Loss for the period from discontinued operations	(4.1)	-	(3.9)
11     earnings per share
a)      Basic and diluted earnings per share
Basic earnings per share is calculated by dividing the profit or loss for the period attributable to equity shareholders by the weighted average number of the Company's ordinary shares in issue during the period. The weighted average number of the Company's ordinary shares in issue during the period excludes 1,586,715 shares (6 months ended 4 July 2009: 3,818,636 shares; year ended 2 January 2010: 3,962,756 shares), being the weighted average number of own shares held during the period.
Diluted earnings per share takes into account the dilutive effect of potential ordinary shares. The weighted average number of the Company's ordinary shares used in the calculation of diluted earnings per share excludes the effect of:
·
options and awards over 10,321,120 shares (6 months ended 4 July 2009: 19,712,594 shares; year ended 2 January 2010: 16,091,420 shares) whose exercise prices exceeded the average market price of the Company's ordinary shares during the period and were therefore dilutive; and
·
options and awards over 2,394,914 shares in the six months ended 4 July 2009 and 2,793,494 shares in the year ended 2 January 2010 whose exercise prices were exceeded by the average market price of the Company's ordinary shares during these periods and were, therefore, theoretically dilutive but were not taken into account in the calculation of diluted earnings per share because the Group incurred a loss in those periods.
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Continuing operations
Profit/(loss) for the period	192.9	(118.1)	9.9
Non-controlling interests	(18.7)	(5.8)	(21.6)
Earnings/(loss) for calculating basic and diluted earnings/(loss) per share	174.2	(123.9)	(11.7)

Discontinued operations
Loss for the period, being earnings for calculating basic and diluted loss per share	(4.1)	-	(3.9)

Continuing and discontinued operations
Profit/(loss) for the period	188.8	(118.1)	6.0
Non-controlling interests	(18.7)	(5.8)	(21.6)
Earnings/(loss) for calculating basic and diluted earnings/(loss) per share	170.1	(123.9)	(15.6)

Weighted average number of ordinary shares
For calculating basic earnings/(loss) per share	880,763,121	880,653,308	880,799,900
Effect of dilutive potential ordinary shares:
- Employee share options and awards	8,646,711	-	-
For calculating diluted earnings/(loss) per share	889,409,832	880,653,308	880,799,900

b)      Adjusted earnings per share
Adjusted earnings per share is based on the profit or loss for the period from continuing operations adjusted for the specific items excluded from operating profit in arriving at adjusted operating profit and the tax effect of those items.
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Continuing operations
Earnings/(loss) for calculating basic earnings per share	174.2	(123.9)	(11.7)
Adjusted for:
- Amortisation of intangibles arising on acquisitions	5.3	5.0	11.2
- Acquisition costs	0.4	-	-
- Costs relating to the Offer (see note 23)	2.3	-	-
- Impairments (see note 3)	-	33.7	73.0
- Restructuring costs (see note 4)	8.5	136.1	144.1
- Net gain on disposals and on the exit of businesses (see note 4)	(1.0)	-	(0.2)
- Gain on amendment of post-employment benefits (see note 5)	-	-	(63.0)
- Taxation on adjustments to earnings	(1.0)	(24.5)	(22.5)
Earnings for calculating adjusted basic and diluted earnings per share	188.7	26.4	130.9

Weighted average number of ordinary shares
For calculating adjusted basic earnings per share	880,763,121	880,653,308	880,799,900
Effect of dilutive potential ordinary shares:
- Employee share options and awards	8,646,711	2,394,914	2,793,494
For calculating adjusted diluted earnings per share	889,409,832	883,048,222	883,593,394
12     Dividends on Ordinary shares
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Recognised in the period
Interim dividend for the prior period of 3.50c	-	-	30.9
Final dividend for the prior period of 6.50c (2009: 2.00c) per share	56.9	17.4	17.4
	56.9	17.4	48.3
As a result of the recent offer by a consortium of Onex Corporation and CPPIB which has been recommended by the Independent Directors, at the present time there will be no interim dividend for 2010.
13     Cash flow
A)      Cash generated from operations
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Profit/(loss) for the period	188.8	(118.1)	6.0
Interest payable	48.0	55.7	113.2
Investment income	(32.1)	(33.0)	(67.2)
Other finance expense/(income)	2.5	(0.3)	0.3
Income tax expense	67.6	3.2	28.0
Profit/(loss) from continuing and discontinued operations	274.8	(92.5)	80.3
Share of (profit)/loss of associates	(0.3)	0.1	0.4
Amortisation of intangible assets	11.6	12.0	25.6
Depreciation of property, plant and equipment	80.8	85.2	172.2
Impairments
- Goodwill	-	-	8.7
- Other intangible assets	-	-	22.0
- Property, plant and equipment	-	21.3	26.8
- Trade and other receivables	-	12.4	15.5
(Gain)/loss on disposal of businesses:
- Continuing operations	(1.0)	-	(0.2)
- Discontinued operations	4.7	-	4.4
(Gain)/loss on sale of property, plant and equipment	(0.5)	1.3	(1.6)
Acquisition costs	0.4	-	-
Cost of share-based incentives	5.8	4.6	11.3
Decrease in post-employment benefit obligations	(25.1)	(28.8)	(122.4)
(Decrease)/increase in provisions	(22.3)	84.5	45.1
Operating cash flows before movements in working capital	328.9	100.1	288.1
(Increase)/decrease in inventories	(81.3)	105.7	214.6
(Increase)/decrease in receivables	(186.5)	5.7	52.3
Increase/(decrease) in payables	39.3	(136.8)	(22.9)
Cash generated from operations	100.4	74.7	532.1

b)      Reconciliation of net decrease in NET cash and cash equivalents to the movement in net debt
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Net debt at the beginning of the period	(207.5)	(476.4)	(476.4)
(Increase)/decrease in net debt resulting from cash flows:
- (Decrease)/increase in net cash and cash equivalents	(113.4)	(37.5)	157.2
- Decrease in debt and lease financing	1.2	48.6	164.4
- Increase/(decrease) in collateralised cash	0.1	(0.5)	(2.1)
	(112.1)	10.6	319.5
Debt acquired on acquisition of subsidiaries	-	-	(7.8)
Other non-cash movements	1.9	6.4	0.5
Foreign currency translation	54.0	(56.5)	(43.3)
(Increase)/decrease in net debt during the period	(56.2)	(39.5)	268.9

Net debt at the end of the period	(263.7)	(515.9)	(207.5)

c)      Analysis of net debt
	6 months ended 3 July 2010 $ million	6 months ended 4 July 2009 $ million	Year ended 2 January 2010 $ million
Cash and cash equivalents	335.0	249.9	445.0
Collateralised cash	2.1	3.6	2.1
Bank overdrafts	(12.1)	(15.4)	(4.8)
Bank and other loans	(687.5)	(829.2)	(698.5)
Obligations under finance leases	(3.6)	(6.2)	(4.6)
Derivative financial instruments hedging translational exposures	102.4	81.4	53.3
Net debt	(263.7)	(515.9)	(207.5)
14     Goodwill
Goodwill $ million
Cost
As at 2 January 2010	681.1
Acquisition of subsidiaries	22.9
Disposals	(0.6)
Foreign currency translation	(5.3)
As at 3 July 2010	698.1

Accumulated impairment
As at 2 January 2010	245.1
Foreign currency translation	(1.9)
As at 3 July 2010	243.2

Carrying amount
As at 2 January 2010	436.0
As at 3 July 2010	454.9
15     other intangibles
	Assets arising on acquisitions $ million	Other intangibles $ million	Total $ million
Carrying amount
As at 2 January 2010	55.6	22.4	78.0
Additions	-	3.3	3.3
Acquisition of subsidiaries	6.4	-	6.4
Amortisation charge for the period	(5.3)	(6.3)	(11.6)
Foreign currency translation	(0.8)	-	(0.8)
As at 3 July 2010	55.9	19.4	75.3
16     property, plant and equipment
$ million
Carrying amount
As at 2 January 2010	1,122.8
Additions	52.9
Acquisition of subsidiaries	3.9
Depreciation charge for the period	(80.8)
Disposals	(5.2)
Foreign currency translation	(25.4)
As at 3 July 2010	1,068.2
17     Trade and other receivables
	As at 3 July 2010 $ million	As at 4 July 2009 $ million	As at 2 January 2010 $ million
Current assets
Financial assets:
- Trade receivables	822.7	689.5	662.3
- Derivative financial instruments	0.5	3.5	1.2
- Collateralised cash	2.1	3.6	2.1
- Other receivables	48.0	51.7	41.3
	873.3	748.3	706.9
Non-financial assets:
- Prepayments	49.7	38.5	46.1
	923.0	786.8	753.0

Non-current assets
Financial assets:
- Derivative financial instruments	103.0	82.9	56.9
- Other receivables	14.5	20.0	16.4
	117.5	102.9	73.3
Non-financial assets:
- Prepayments	5.6	-	7.8
	123.1	102.9	81.1
18     Trade and other Payables
	As at 3 July 2010 $ million	As at 4 July 2009 $ million	As at 2 January 2010 $ million
Current liabilities
Financial liabilities:
- Trade payables	449.4	295.9	419.6
- Other taxes and social security	20.9	21.2	24.3
- Derivative financial instruments	2.1	4.2	2.3
- Other payables	42.1	30.3	48.0
	514.5	351.6	494.2
Non-financial liabilities:
- Accruals and deferred income	187.9	179.8	183.4
	702.4	531.4	677.6

Non-current liabilities
Financial liabilities:
- Derivative financial instruments	0.9	-	3.9
- Other payables	13.2	16.5	14.3
	14.1	16.5	18.2
Non-financial liabilities:
- Accruals and deferred income	8.6	3.1	8.9
	22.7	19.6	27.1
19     PROVISIONS
	Restructuring costs $ million	Workers' compensation $ million	Warranty provisions $ million	Product liability provisions $ million	Other provisions $ million	Total $ million
As at 2 January 2010	68.9	22.0	11.3	10.0	7.3	119.5
Charge for the period	8.0	6.0	4.0	4.6	0.3	22.9
Utilised during the period	(23.3)	(7.4)	(2.7)	(5.3)	(1.4)	(40.1)
Released during the period	(4.4)	(0.5)	(0.4)	-	-	(5.3)
Foreign currency translation	(4.6)	(0.1)	(0.3)	(0.4)	-	(5.4)
As at 3 July 2010	44.6	20.0	11.9	8.9	6.2	91.6

Provisions are presented in the Group's balance sheet as follows:	As at 3 July 2010 $ million	As at 2 January 2010 $ million
Current liabilities	73.1	100.3
Non-current liabilities	18.5	19.2
	91.6	119.5
20     Post-employment benefit obligations
The net liability recognised in the Group's balance sheet as at 3 July 2010 in respect of post-employment benefits was as follows:
	Pensions $ million	Other post-employment benefits $ million	Total $ million
Present value of the benefit obligation	(1,136.0)	(141.4)	(1,277.4)
Fair value of plan assets	906.8	-	906.8
	(229.2)	(141.4)	(370.6)
Effect of the asset ceiling	(5.8)	-	(5.8)
Net liability	(235.0)	(141.4)	(376.4)
Changes in the net liability during the first half of 2010 were as follows:
	Pensions $ million	Other post-employment benefits $ million	Total $ million
Net liability as at 2 January 2010	(200.1)	(142.1)	(342.2)
- Current service cost	(3.5)	1.7	(1.8)
- Interest cost	(30.1)	(3.8)	(33.9)
- Expected return on plan assets	29.8	-	29.8
- Net actuarial loss	(54.8)	(5.3)	(60.1)
- Contributions	18.3	7.8	26.1
- Foreign currency translation	3.2	0.3	3.5
	(237.2)	(141.4)	(378.6)
Effect of the asset ceiling	2.2	-	2.2
Net liability as at 3 July 2010	(235.0)	(141.4)	(376.4)
The weighted average discount rates used in determining the net liability were as follows:
	As at 3 July 2010	As at 2 January 2010
Pensions:
- UK	5.25%	5.75%
- US	5.25%	5.75%
- Other countries	4.44%	4.80%

Other benefits	5.19%	5.63%
21     acquisitions
A)      Current period acquisitions

Industrial & Automotive

Fluid Power
On 13 April 2010, the Group acquired a 100% interest in TransHose corporation, a hydraulic hose supplier to the mining industry in Australia, for A$3.0 million in cash plus up to A$2.0 million in cash over three years contingent on the sales and profitability of the acquired business. Based on the initial estimate of the fair value of TransHose's assets and liabilities at the date of acquisition, the Group has recognised provisional goodwill of $2.9 million on the acquisition.
Following the completion of the initial accounting for Hydrolink, which was acquired in July 2009, the attributable goodwill was reduced by $1.4 million, principally due to a reduction in the estimate of contingent consideration payable on the acquisition.

Building Products

Air Distribution
On 26 February 2010, the Group acquired a 100% interest in Koch Filter Corporation ('Koch'), a leading manufacturer of air filters for the non-residential filtration market in the US, for $35.5 million in cash. Based on the initial estimate of the fair value of Koch's assets and liabilities at the date of acquisition, the Group has recognised provisional goodwill of $21.4 million on the acquisition.

B)      Financial effect of acquisitions (provisional)
Six months ended 3 July 2010 $ million
Net assets acquired
Intangible assets	6.4
Property, plant and equipment	3.9
Inventories	5.0
Trade and other receivables:	5.5
- Gross contractual amounts receivable	5.6
- Allowance for doubtful debts	(0.1)
Cash and cash equivalents	0.3
Trade and other payables	(2.3)
Deferred tax liabilities	(2.5)
16.3
Goodwill recognised on current period acquisitions	24.3
Adjustments to goodwill on prior year acquisitions	(1.4)
Total consideration	39.2

The net cash outflow on acquisitions during the period was as follows:
- Cash paid on current period acquisitions	38.6
- Acquisition costs	0.4
- Cash and cash equivalents acquired	(0.3)
- Deferred consideration	2.4
41.1
Goodwill recognised on acquisitions during the period is principally attributable to the expected synergies that will result from the acquisitions. None of the goodwill is expected to be deductible for tax purposes.
Businesses acquired during the first half of 2010 contributed $16.0 million to the Group's sales and increased the Group's profit for the period by $1.9 million. If these businesses had been acquired at the beginning of 2010, it is estimated that the Group's sales for the first half of 2010 would have been $6.5 million higher, at $2,434.0 million, but it is not practicable to estimate what the Group's profit for the period would have been because they did not prepare balance sheets in accordance with IFRS as at 2 January 2010.
Acquisition costs of $0.4 million were recognised during the period and are included in administrative expenses.
22     Contingencies
The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.
23     Offer for Tomkins plc
On 19 July 2010, Tomkins plc announced that it had received an approach about a possible offer to acquire the Company from a consortium comprising Onex Corporation and the Canada Pension Plan Investment Board ('the Consortium'). On 27 July 2010, the Company's Independent Directors announced that they had reached agreement on the terms of a recommended acquisition of the Company by the Consortium for a consideration of 325 pence for each of the Company's issued Ordinary shares ('the Offer').
Copies of both announcements are available on the Company's website, www.tomkins.co.uk.

9.    STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors declare that to the best of their knowledge:
1)      the condensed financial statements set out on pages 18 to 34 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and give a true and fair view of the Group's assets, liabilities and financial position as at 3 July 2010 and of its profit for the six-month period then ended;
2)      the interim management report includes a fair review of
a)    the important events that have occurred during the six months ended 3 July 2010 and their impact on the condensed financial statements; and
b)    the principal risks and uncertainties for the remaining six months of the year; and
3)      there were no related party transactions or changes in the related party transactions described in the 2009 Annual Report that materially affected the Group's results or financial position during the six months ended 3 July 2010.
At the date of this statement, the Directors of the Company remain those listed on pages 40 and 41 of the 2009 Annual Report.

By order of the Board

J. Nicol	J.W. Zimmerman
Chief Executive	Finance Director
5 August 2010

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  6 August 2010

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary